20014288

SEC Mail Processing

NOV 03 2020

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART 111

SEC FILE NUMBER
8- 32928

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Moody Capital Solutions, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2458 Dunkerrin Lane
(No. and Street)

Atlanta (City) GA (State) 30360 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Rosenstein (770) 377-3556
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Ste 2-1680 (Address) Atlanta (City) Georgia (State) 30339 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Rosenstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moody Capital Solutions, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

3/2/2020.

Title

Tuyet Mai Vo 3/2/2020

Notary Public

TUYET MAI VO
Notary Public - State of Georgia
Fulton County
My Commission Expires Jun 20, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2019

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2019

CONTENTS

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Moody Capital Solutions, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Moody Capital Solutions, Inc. (the "Company") as of December 31, 2019, the related statements of operations, changes in Stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

March 2, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS		
Current assets:		
Cash	$	13,616
Securities owned, at fair value		588
Other		793
Total current assets		14,997
Property and equipment:		
Equipment		1,383
Less: Accumulated depreciation		(1,383)
		-
Deferred income tax asset		3,609
	$	18,606
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$	2,920
Total current liabilities		2,920
Stockholder's equity:		
Preferred stock; $0.001 par value, 25,000,000 shares authorized, -0- shares issued and outstanding		-
Common stock; $1.00 par value, 50,000,000 shares authorized, 43 shares issued and outstanding		43
Contributed capital		117,083
Accumulated deficit		(101,440)
Total stockholder's equity		15,686
	$	18,606

See notes to financial statements.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

REVENUES:		
Investment banking	$	414,216
Reimbursed expenses		6,675
Net loss on securities owned		(3,934)
Total revenues		416,957
EXPENSES:		
Commissions		340,976
Professional fees		22,603
Marketing and promotion		4,518
Regulatory fees and expenses		10,260
Management fees - related party		44,500
Other operating expenses		9,004
Total expenses		431,861
Net loss before income taxes		(14,904)
INCOME TAXES:		
Deferred income tax benefit		154
NET LOSS	$	(14,750)

See notes to financial statements.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock		Contributed	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balances, January 1, 2019	43	$ 43	$ 117,083	$ (86,690)	$ 30,436
Net loss	-	-	-	(14,750)	(14,750)
Balances, December 31, 2019	43	$ 43	$ 117,083	$ (101,440)	$ 15,686

See notes to financial statements.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(14,750)
Adjustments to reconcile net loss to net cash used by operating activities:		
Unrealized loss on securities owned		3,933
Depreciation expense		38
Changes in operating assets and liabilities:		
Other current assets		(793)
Deferred income tax asset		(154)
Accounts payable and accrued expenses		1,370
Net cash used by operating activities		(10,356)
NET CHANGE IN CASH		(10,356)
CASH, beginning of year		23,972
CASH, end of year	$	13,616

See notes to financial statements.

1. Description of Business and Organization

Moody Capital Solutions, Inc. (the "Company") is a registered, non-carrying broker-dealer headquartered in the Atlanta, Georgia metropolitan area. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in investment banking and corporate finance consulting services with companies throughout the United States. The Company is a wholly-owned subsidiary of Moody Capital, LLC ("Moody Capital"), a privately-held corporate finance consulting firm.

As of March 31, 2018, the Company was a wholly-owned subsidiary of Moody Capital. Complete Financial Solutions, Inc. ("CFSI"), a publicly-traded financial services company, had agreed to acquire all outstanding shares of the Company from Moody Capital under a stock purchase agreement ("Acquisition Agreement") dated June 30, 2017. This acquisition initially became effective April 1, 2018. On October 2, 2019, CFSI and Moody Capital mutually agreed to terminate the Acquisition Agreement, retroactively effective to its June 30, 2017 date, due to CFSI's non-performance to complete the acquisition. There was no financial statement effect to the Company as a result of the acquisition termination.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Revenue Recognition
Investment banking revenues are recognized in accordance with terms agreed upon with each client and are generally based on (1) a percentage of capital raised or (2) profit allocated and management fees earned by a client on funds received from investors introduced by the Company.

In accordance with Accounting Standards Codification 606, the Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. US GAAP prescribes a five-step process to accomplish this revenue recognition principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes success revenue upon completion of a success fee-based transaction. In addition, retainer revenue is recognized when the Company satisfies its performance obligations by transferring the promised services to its customers. The Company's performance obligations are satisfied at a point in time when the Company has determined that the customer obtains control over the promised services. The amount of retainer revenue recognized upon fulfillment of the aforementioned performance obligations without termination of the agreement or the consummation of a success fee-based transaction was $12,500, which is included in investment banking revenue in the accompanying statement of operations.

Property and Equipment
Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the estimated useful life of the asset, which ranges from five to seven years.

Income Taxes
The Company is treated as a C-corporation for income tax purposes and files its income tax returns separately from that of its parent using the cash basis of accounting. Deferred income taxes are provided using a liability method. Under the liability method, deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in future periods based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

The Company assesses the likelihood, based on their technical merit, that tax positions taken in its tax returns will be sustained upon examination of the facts, circumstances and information available at the end of each financial statement period. Unrecognized tax benefits are measured and recorded as a liability where the Company has determined it to be probable a tax position would not be sustained in the event of an examination by a taxing authority and the amount of the unrecognized tax benefit can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position, or for all uncertain tax positions in the aggregate, could differ from the amount recognized.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
Management evaluates conditions occurring subsequent to the most recent financial statement reporting period for potential financial statement or disclosure effects. No subsequent events have been identified by management through the date the financial statements were issued.

3. Securities Owned

The Company may acquire equity securities from corporate customers as compensation for its services. Securities owned are reported at fair value. Changes in unrealized gains and losses due to market price changes of shares held are included in current year earnings. Realized gains and losses from the sales of securities, in addition to unrealized gains and losses are reported together in the statement of operations as net gain or loss on securities owned. Fair values of the securities owned are based on quoted market sources.

4. Fair Value Measurements

US GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by US GAAP, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2 – Inputs to the valuation methodology are:

- Quoted prices for similar assets or liabilities in active markets.
- Quoted prices for identical or similar assets or liabilities in inactive markets.
- Inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

Investments as measured at fair value on a recurring basis by input type consisted of the following at December 31, 2019:

Description	Level 1	Level 2	Level 3
Common stock – small cap	$ 588	$ -0-	$ -0-

The Company had no assets or liabilities that were measured and recognized at fair value as of December 31, 2019 on a non-recurring basis.

5. Contingencies

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2019 requiring contingent loss recognition.

6. Income Taxes

The Company had $3,609 of deferred income tax assets at December 31, 2019. The temporary difference giving rise to the deferred income tax assets at December 31, 2019 consists of estimated future tax effects arising from net operating losses. The Company has available at December 31, 2019 remaining unused operating loss carry-forwards of approximately $15,000, which may be applied against future taxable income. Of these unused operating loss carry-forwards, $7,500 expires in 2037, with the remainder having no expiration. The deferred tax assets at December 31, 2019 arose from the net operating loss carry-forwards. No allowance was recorded at December 31, 2019 against deferred tax assets, in that management believes the Company's taxable income in future periods will utilize all of the available loss carry-forwards.

The Company's income tax expense differs from the amount computed by applying the combined federal and state income tax rates to earnings before income taxes due to non-deductible items such as on unrealized loss on securities and meals and entertainment expenses.

Management has determined that there is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions expected to be taken in the Company's tax return for the year ended December 31, 2019 or taken in tax returns for prior periods which remain open to examination. No income tax returns are currently under examination.

7. Related Party Transactions

During the period March to October 2019, the Company paid a related party discretionary management fees totaling $44,500.

The Company operates from premises provided by a registered representative at no cost. The fair value of the premises provided is considered to be insignificant.

8. Concentration of Risk

Cash
The Company maintains its cash in a high credit quality bank. Balances at time may exceed federally insured limits.

Revenues
During the year ended December 31, 2019, 80% of investment banking revenue was derived from two Company customers.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 1500% (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if aggregate indebtedness exceeds 1000% of net capital).

At December 31, 2019, the Company has net allowable capital of $11,196, which is $6,196 in excess of the required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital is 26.1% as of December 31, 2019.

SCHEDULE I
MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	15,686
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		15,686
Deductions and/or charges:		
Non-allowable assets from Statement of Financial Condition:		
Other current assets		793
Deferred income tax asset		3,609
Other additions and/or allowable credits:		
Haircuts on securities		88
Net capital	$	11,196
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	195
Minimum dollar net capital requirement of reporting broker-dealer		5,000
Net capital requirement (greater of above)		5,000
Excess net capital	$	6,196
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker-dealer	$	5,196
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregated indebtedness liabilities from Statement of Financial Condition:	$	2,920
Total aggregate indebtedness	$	2,920
Percentage of aggregate indebtedness to net capital		26.1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2019)		
Net capital, as reported in Company's Part IIA FOCUS report	$	11,196
Deductions and/or charges		-
Other additions and/or allowable credits		-
Net capital, per December 31, 2019 audited report, as filed	$	11,196

See auditors' report.

SCHEDULE II
MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

SCHEDULE III
MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Moody Capital Solutions, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Moody Capital Solutions, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Moody Capital Solutions, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Moody Capital Solutions, Inc. stated that Moody Capital Solutions, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Moody Capital Solutions, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Moody Capital Solutions, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 2, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

MOODY CAPITAL SOLUTIONS

MEMBER FINRA/SIPC

BROKER DEALERS ANNUAL EXEMPTION REPORT

Moody Capital Solutions, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Moody Capital Solutions, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2019 without exception.

President

Robert Rosenstein, PRESIDENT
March 2, 2020

MOODY CAPITAL

PHONE (770) 377-3556
EMAIL rrosenstein@moodycapital.com
WEBSITE Moodycapital.com